UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
(Amendment No. 1)

Under the Securities Exchange Act of 1934

Chatsworth Acquisitions III, Inc.

(Name of Issuer)

Common Stock, par value $.001 per share

(Title of Class of Securities)

None.

(CUSIP Number)

Deborah A. Salerno
c/o DAS Consulting LLC
56 Pine Street, #11F
New York, New York 10005
212-750-3355

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 26, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.☐

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. None.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Deborah A. Salerno

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b)

3.	SEC Use Only

4.	Source of Funds (See Instructions) (See item 3) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With
	7.	Sole Voting Power 1,172,500

	8.	Shared Voting Power

	9.	Sole Dispositive Power 1,172,500

	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,172,500

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11) 39.08%

14.	Type of Reporting Person (See Instructions) IN

Item 1. Security and Issuer.

This Schedule 13D/A relates to the common stock, par value $.001 per share (the “Common Stock”) of Chatsworth Acquisitions III, Inc., whose principal executive offices are located at c/o DAS Consulting LLC, 56 Pine Street, #11F, New York, New York 10005 (the “Issuer”).

Item 2. Identity and Background.

(a) The name of the reporting person is Deborah A. Salerno (the “Reporting Person”).

(b) The business address of the Reporting Person is c/o DAS Consulting LLC, 56 Pine Street, #11F, New York, New York 10005.

(c) The Reporting Person’s present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted is Managing Member of DAS Consulting LLC, a private company that provides financial consulting services to corporations, located at 56 Pine Street, #11F, New York, New York 10005.

(d) During the last five years the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years the Reporting Person was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result was not or is not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The Reporting Person is a citizen of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration.

On December 27, 2007, Horizon Capital Fund purchased 172,500 shares of the Common Stock directly from the Issuer for an aggregate purchase price equal to $5,175.

As of the date hereof, Deborah A. Salerno is a Managing Member of Horizon Capital Fund. Deborah A. Salerno currently owns a 93% equity interest in Horizon Capital Fund and has sole voting and investment control over the shares of Common Stock owned by Horizon Capital Fund. Accordingly, Deborah A. Salerno may be deemed the beneficial owner of the 172,500 shares of Common Stock.

The source of funds used to purchase the securities reported herein was the working capital of Horizon Capital Fund over which the Reporting Person has investment discretion.

No borrowed funds were used to purchase the Common Stock, other than any borrowed funds used for working capital purposes in the ordinary course of business.

Item 4. Purpose of Transaction.

Not applicable.

Item 5. Interest in Securities of the Issuer.

(a) The Reporting Person beneficially owns an aggregate of 1,172,500 shares of Common Stock, representing 39.08% of the outstanding shares of Common Stock. The Reporting Person owns 1,000,000 shares of Common Stock in her individual capacity and 172,500 shares of Common Stock as the beneficial owner of the shares of Common Stock owned by Horizon Capital Fund.

(b) The Reporting Person has the sole right to vote and dispose, or direct the disposition, of the 1,172,500 shares of Common Stock owned by the Reporting Person.

(c) The Reporting Person has effected a transaction in shares of Common Stock during the 60 days preceding the date of this filing.

(d) Other than the Reporting Person and Horizon Capital Fund, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the 1,172,500 shares of Common Stock owned by the Reporting Person.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

None.

Item 7. Material to Be Filed as Exhibits.

None.

Signature.

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 3, 2008

DEBORAH A. SALERNO

/s/ Deborah A. Salerno